UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-26850

PREMIER FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

601 CLINTON STREET, DEFIANCE, OHIO 43512

(419) 785-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

On February 28, 2025, Premier Financial Corp., an Ohio corporation (“Premier Financial”), Premier Bank, an Ohio corporation and a wholly owned subsidiary of Premier Financial (“Premier Bank”), Wesbanco, Inc., a West Virginia corporation (“Wesbanco”), and Wesbanco Bank, Inc., a West Virginia corporation and a wholly owned subsidiary of Wesbanco (“Wesbanco Bank”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 25, 2024 (the “Merger Agreement”), by and among Premier Financial, Premier Bank, Wesbanco and Wesbanco Bank. Pursuant to the terms of the Merger Agreement, Premier Financial merged with and into Wesbanco, with Wesbanco surviving such merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Wesbanco, Inc., as successor by merger to Premier Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WESBANCO, INC., as successor by merger to PREMIER FINANCIAL CORP.

By:	/s/ Daniel K. Weiss, Jr.
Name:	Daniel K. Weiss, Jr.
Title:	Senior Executive Vice President and
Chief Financial Officer

Date: March 13, 2025